

April 16, 2026

Robert Price
Chief Executive Officer
Greenland Energy Company
3400 East Bayaud, Suite 400
Denver, CO 80209

Re: Greenland Energy Company
      Registration Statement on Form S-1
      Filed April 10, 2026
      File No. 333-294995

Dear Robert Price:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael Blankenship